JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

07023319

28 March 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-C of JG Summit Holdings, Inc. dated March 14, 2007 regarding a press statement of Cebu Pacific.

Thank you very much.

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

Press statement of Cebu Pacific

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ______ LCU ______

Document I.D. ______ Cashier ______

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 14, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange regarding a press statement issued on March 13, 2007 entitled "Cebu Pacific orders up to 20 more A320 Aircraft".

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 14, 2007
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

13 March 2007

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Gentlemen:

Please find attached a press statement issued on March 13, 2007 entitled "Cebu Pacific orders up to 20 more A320 aircraft".

Thank you.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

/mhd

CEBU PACIFIC AIR.COM

Cebu Pacific orders up to 20 more A320 aircraft

Cebu Pacific (CEB) will expand its fleet further with the purchase of up to an additional 20 Airbus A320 aircraft worth US$1.3 billion. CEB recently completed its US$670 million re-fleeting program last March 2, 2007.

Lance Gokongwei, CEB President and CEO announced that the fleet expansion of CEB is a continuance of the airline's commitment to provide more Filipinos the opportunity to fly not only within the Philippines but around the wider Asia Pacific region too.

"We are buying up to 20 additional Airbus A320 aircraft for our domestic and regional operations. The order is made up of 10 firm orders, with 5 options and an additional 5 options if the first five options are taken. We expect the firm orders to be delivered from 2010-2012 and the options from 2011-2013. Two of the orders are to replace leases that expire in 2012. This will allow us to grow our fleet from 14 Airbus aircraft to 32 Airbus aircraft by 2013. " Gokongwei explained.

"With this fleet expansion, we will be more than doubling our capacity. This means that we will be able to provide more low fares both in the domestic and international routes we operate as well as spreading our wings to new destinations." Gokongwei added. Currently, CEB operates in 20 domestic and 7 regional destinations using 10 A319s and 4 A320s, with a fleet age of less than one year.

Gokongwei further explained that in order to bridge the gap from now until the first delivery in 2010, CEB will be taking short to medium term leases on Airbus A320 aircraft. Two Airbus A320 aircraft have already been delivered early this year and an additional one or two will be delivered later in 2007. In 2008 and 2009 three to four Airbus A320 aircraft will be added to CEB's fleet each year. Gokongwei confirmed that the majority of these short-medium term lease requirements had already been finalized.

"As a consequence of these orders, we expect to increase our guest numbers from 5 million this year to 10 million in 2013 as we continue our unwavering support for the country's tourism agenda." Gokongwei emphasized.

Gokongwei added that in a little more than six months, CEB has added Singapore, Kuala Lumpur, Bangkok and Jakarta to its route network as well as expanding its service to Hong Kong and Korea. He expects to announce several new international destinations in the coming weeks with service starting in just a few months.

Now in its 12th year, CEB operates the most domestic destinations, flights and routes, with by far the youngest fleet of aircraft in the Philippines, making the airline the Philippines' leading domestic carrier and low fare leader.

END